Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2009

Tel Aviv, Israel, August 31, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) ("EI" or the "Company") today announced its results for the second quarter of 2009.

Loss for the second quarter of 2009 amounted to NIS 252 million, of which NIS 207 million is attributable to the equity holders of the Company as compared to gain of NIS 56 million in the corresponding quarter of 2008 of which NIS 15.7 million is attributable to the equity holders of the Company.

Company’s shareholder’s equity, as of June 30, 2009 amounted NIS 2.3 billion, compared with NIS 2.4 billion as of December 31, 2008

Our presentation to the consolidated financial statements for the second quarter of 2009 is available through our website at: www.elbitimaging.com under: “Investor Relations – Company Presentations (06/2009).”

Mr. Shimon Yitzhaki, President and CEO of the Company, commented: We see progress in all of the group’s segments of operations, despite the challenging market conditions created by the world crisis.

In the real estate segment, our main business of operation, we continue to develop and construct our six selected projects. In addition, Plaza Centers has lately secured its first financing from an Indian bank designated to the development of the Koregaon Park Plaza project.

We are looking into a number of alternative ways in the US Commercial Centers market. The world crisis has created historical opportunities in the US market, which we have both the financial and the managerial capabilities to foresee. We believe that in the next few months we will be able to repot progress in this segment.

Our hotel division, as hotels operations world wide, has been affected by the financial crisis. Nevertheless, our Radisson SAS Bucharesti hotel opened a year ago exceeded our expectations and draws vast attention and interest.

In the retail division, the first Gap store, a brand which we highly believe in, was opened a week ago in Israel. We have no doubt that it will be successful.

In the medical systems operations, we have announced a month ago a significant progress achieved by InSightec’s brain system for treatment of neuropathic pain based on a study conducted at the Zurich University.

Mr. Shimon Yitzhaki further commented: Lately our group has raised NIS 350 million in debentures through the Company and Plaza Centers which increase the group’s liquidity.

The group’s operations and it’s financial stability are to our satisfaction, and as for now we focus on examining ways to utilize this window of opportunity that has emerged around the world in general and in the US in particular.

Our managerial flexibility and vast experience in development and management of Commercial Centers, will enable us to reach this goal.

ELBIT IMAGING LTD. CONSOLIDATED BALANCE SHEETS

	June 30, 2009	June 30, 2008	December 31, 2008	June 30, 2009
				Convenience translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,321,871	1,796,077	1,690,433	337,298
Short-term deposits and investments	417,978	857,866	408,719	106,654
Trade accounts receivable	56,006	379,082	34,740	14,291
Other receivable	158,599	117,560	134,194	40,469
Prepayments and other assets	399,250	103,331	404,613	101,875
Inventories	43,792	30,078	38,176	11,175
Trading property	4,030,441	2,192,242	3,279,775	1,028,436

	6,427,937	5,476,236	5,990,650	1,640,198
Assets related to discontinued operation	9,112	10,890	9,043	2,325

	6,437,049	5,487,126	5,999,693	1,642,523

Non-Current Assets
Deposits, loans and other long-term balances	769,795	782,709	783,568	196,426
Investments in associates	49,742	50,371	46,655	12,693
Property, plant and equipment	1,708,697	1,718,246	1,618,253	436,004
Investment property	81,822	639,428	78,897	20,878
Other assets and deferred expenses	133,994	132,983	118,064	34,191
Intangible assets	47,347	48,523	46,582	12,081

	2,791,397	3,372,260	2,692,019	712,273

	9,228,446	8,859,386	8,691,712	2,354,796

Current Liabilities
Short-term credits	1,344,020	197,684	1,255,018	342,950
Suppliers and service providers	179,637	156,285	214,461	45,838
Payables and other credit balances	260,824	370,634	217,704	66,553
Other liabilities	111,865	113,368	105,246	28,544

	1,896,346	837,971	1,792,429	483,885
Liabilities related to discontinued operation	30,011	26,877	29,186	7,658

	1,926,357	864,848	1,821,615	491,543

Non-Current liabilities
Borrowings	4,795,739	5,184,971	4,258,639	1,223,715
Other financial liabilities	114,112	73,651	93,121	29,117
Other liabilities	15,550	12,049	15,440	3,968
Deferred taxes	38,707	51,761	65,114	9,877

	4,964,108	5,322,432	4,432,314	1,266,677

Shareholders' Equity
Attributable to equity holders of the Company	1,294,974	1,568,404	1,373,692	330,435
Minority Interest	1,043,007	1,103,702	1,064,091	266,141

	2,337,981	2,672,106	2,437,783	596,576

	9,228,446	8,859,386	8,691,712	2,354,796

ELBIT IMAGING LTD. CONSOLIDATED INCOME STATEMENTS

	Six months ended June 30		Three months ended June 30		Year ended December 31,	Six months ended June 30
	2009	2008	2009	2008	2008	2009
						Convenience translation
	(in thousand NIS)					US$'000

Revenues and gains
Commercial centers [1]	41,900	426,374	21,797	352,666	524,163	10,691
Hotels operations and management	188,919	190,220	101,902	98,332	384,220	48,206
Sale of medical systems	24,518	28,914	15,958	17,524	38,076	6,256
Change in shareholding of subsidiaries	78,258	-	-	-	49,122	19,969
Sale of fashion merchandise	49,775	45,969	27,866	27,796	102,736	12,701

	383,370	691,477	167,523	496,318	1,098,317	97,823

Expenses and losses
Commercial centers [1]	88,389	319,206	48,693	278,400	432,760	22,554
Hotels operations and management	175,365	166,687	91,897	85,061	354,850	44,747
Cost and expenses of medical systems operation	33,295	29,257	16,150	14,274	55,469	8,496
Cost of fashion merchandise	56,712	53,660	28,484	30,963	118,040	14,471
Research and development expenses	33,358	33,779	16,715	17,613	68,759	8,512
General and administrative expenses	33,851	27,344	16,258	18,793	54,944	8,638
Share in losses of associates, net	7,510	7,820	3,267	5,502	12,952	1,916
Financial expenses (income), net	166,960	5,460	189,579	(6,654)	(63,995)	42,603
Other expenses, net	60,730	(933)	53,558	922	68,797	15,496

	656,170	642,280	464,601	444,874	1,102,576	167,433

Profit (loss) before income taxes	(272,800)	49,197	(297,078)	51,444	(4,259)	(69,610)
Income taxes (tax benefits)	(30,032)	(271)	(43,873)	(3,326)	24,736	(7,663)

Profit (loss) from continuing operations	(242,768)	49,468	(253,205)	54,770	(28,995)	(61,947)
Profit (loss) from discontinued operation, net	(538)	2,992	1,242	1,238	4,934	(137)

Profit (loss) for the period	(243,306)	52,460	(251,963)	56,008	(24,061)	(62,084)

Attributable to:
Equity holders of the Company	(186,147)	(11,593)	(207,142)	15,755	(103,714)	(47,499)
Minority interest	(57,159)	64,053	(44,821)	40,253	79,653	(14,585)

	(243,306)	52,460	(251,963)	56,008	(24,061)	(62,084)

(1) Sale of trading property and investment property operations

ELBIT IMAGING LTD. CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,	Six months ended June 30,
	2009	2008	2009	2008	2008	2009
						Convenience translation
	(in thousand NIS)					US$'000

Profit (loss) for the period	(243,306)	52,460	(251,963)	56,008	(24,061)	(62,084)

Exchange differences arising from translation of foreign operations	142,791	(399,425)	(37,020)	(296,961)	(453,305)	36,436
Loss (income) from cash flow hedge	399	15,338	10,268	22,252	(49,970)	102
Loss from available for sale investments	578	-	8,128	-	(5,929)	147

	143,768	(384,087)	(18,624)	(274,709)	(509,204)	36,685

Comprehensive income (loss)	(99,538)	(331,627)	(270,587)	(218,701)	(533,265)	(25,399)

Attributable to:
Equity holders of the Company	(87,307)	(309,148)	(218,079)	(189,094)	(508,007)	(22,278)
Minority interest	(12,231)	(22,479)	(52,508)	(29,607)	(25,258)	(3,121)

	(99,538)	(331,627)	(270,587)	(218,701)	(533,265)	(25,399)

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base scompensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance -
January 1, 2008	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Comprehensive income (loss)	-	-	(350,242)	(49,970)	(4,081)	-	(103,714)	(508,007)	-	-	(508,007)	(25,258)	(533,265)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Stock based compensation expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,163	67,094
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

December 31, 2008	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income (loss)	-	-	98,014	399	428	-	(186,148)	(87,307)	-	-	(87,307)	(12,231)	(99,538)
Stock based compensation expenses	-	-	-	-	-	8,589	-	8,589	-	-	8,589	22,480	31,069
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,993	5,993
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	61,141	61,141
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(98,467)	(98,467)

June 30, 2009	38,032	815,291	(206,356)	(36,723)	(3,653)	52,429	774,473	1,433,493	(138,519)	-	1,294,974	1,043,007	2,337,981

ELBIT IMAGING LTD. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Cumulative Foreign currency translation adjustments	Hedging reserves	Avaialable for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2008	9,705	208,035	(77,665)	(9,472)	(1,041)	11,187	245,119	385,866	(35,345)	-	350,521	271,521	622,042

Comprehensive income (loss)	-	-	25,010	102	109	-	(47,499)	(22,278)	-	-	(22,278)	(3,121)	(25,399)
Stock based compensation expenses	-	-	-	-	-	2,192	-	2,192	-	-	2,192	5,736	7,928
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,529	1,529
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	15,601	15,601
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(25,125)	(25,125)

June 30, 2009	9,705	208,035	(52,655)	(9,370)	(932)	13,378	197,620	365,780	(35,345)	-	330,435	266,141	596,576

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
Tel:+972-3-608-6024
dudim@elbitimaging.com